July 24, 2009

VIA COURIER AND EDGAR

Securities and Exchange Commission
Washington, DC 20549 - 0405

Attention:	Ta Tanisha Meadows
Staff Accountant

Dear Sirs/Mesdames:

Re:	Dittybase Technologies Inc. (the "Company")
Item 4.01 Form 8-K
Filed June 26, 2009
File No. 000-51082

Thank you for your letter of June 30, 2009 regarding the Form 8-K noted above. We write to provide responses to your comments set out therein. Our responses are numbered to correspond with these comments.

Enclosed herein is an amended Form 8-K, dated July 24, 2009, and a blacklined copy thereof that has been generated against the Form 8-K filed on June 26, 2009.

Item 4.01 8-K Filed June 26, 2009

1.	We have amended our disclosure in paragraph (a)(i) to confirm that on June 24, 2009, BDO Dunwoody LLP resigned as our independent registered public accounting firm.

2.

We have revised our disclosure in paragraph (a)(iv) regarding the periods during which there were no disagreements with our former auditor to specify the periods for which there was no disagreements, namely, the years ended December 31, 2007 and 2006 and the subsequent interim period through June 24, 2009.

3.	Attached to our amended Form 8-K is a letter from BDO Dunwoody LLP that states that the firm agrees with the statements made in the amended Form 8-K.

Finally, we confirm to the Commission as follows:

(a)	we are responsible for the adequacy and accuracy of the disclosures in the filings referred to herein;

(b)	staff comments to changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have with respect to our response.

We trust that the above and enclosed are in order. Please do not hesitate to contact us, if you have any further questions.

Yours truly,

DITTYBASE TECHNOLOGIES INC.

/s/ Lance Landiak

Lance Landiak
Director